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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reference is made to the Form 6-K furnished by Embraer S.A. (“Embraer”) to the U.S. Securities and Exchange Commission on January 2, 2020.

On January 1, 2020, Embraer, Yaborã Indústria Aeronáutica S.A. (“Yaborã”), the issuer of the relevant Notes (as applicable) and The Bank of New York Mellon as trustee, paying agent, registrar and transfer agent entered into the following supplemental indentures (together, the “Supplemental Indentures”):

(a)        a second supplemental indenture to the indenture dated October 8, 2009 in respect of the 6.375% Notes due 2020 issued by Embraer Overseas Limited (the “2020 Notes”);

(b)        a second supplemental indenture to the indenture dated June 15, 2012 in respect of the 5.150% Notes due 2022 originally issued by Embraer (the “2022 Notes”);

(c)        a first supplemental indenture to the indenture dated September 16, 2013 in respect of the 5.696% Notes due 2023 issued by Embraer Overseas Limited (the “2023 Notes”);

(d)        a third supplemental indenture to the indenture dated June 15, 2015 in respect of the 5.050% Notes due 2025 issued by Embraer Netherlands Finance B.V. (“2025 Notes”); and

(e)        a fourth supplemental indenture to the indenture dated June 15, 2015 in respect of the 5.400% Notes due 2027 issued by Embraer Netherlands Finance B.V. (the “2027 Notes”, and together with the 2020 Notes, the 2022 Notes, the 2023 Notes and the 2025 Notes, the “Notes”).

Pursuant to the relevant Supplemental Indenture, in accordance with and as permitted by the provisions of the relevant indenture: (i) Yaborã succeed to, was substituted for, and assumed all the obligations of, Embraer as the issuer of the 2022 Notes, and (ii) Yaborã succeed to, was substituted for, and assumed all obligations of, Embraer as the guarantor of the 2020 Notes, the 2023 Notes, the 2025 Notes and the 2027 Notes.

The security identifiers of the Notes are as follows:

(a) 2020 Notes: CUSIP: 29081YAC0, and ISIN: US29081YAC03;

(b) 2022 Notes: CUSIP: 29082AAA5, ISIN: US29082AAA51, and NYSE Bond Symbol: ERJ/22;

(c) 2023 Notes: CUSIP 144A Notes: 29081YAD8, CUSIP Reg S Notes: G30376AB6, ISIN 144A Notes: US29081YAD85, and ISIN Reg S Notes: USG30376AB69;

(d) 2025 Notes: CUSIP: 29082HAA0, and ISIN: US29082HAA05, and NYSE Bond Symbol: ERJ/25; and

(e) 2027 Notes: CUSIP: 29082HAB8, and ISIN: US29082HAB87, and NYSE Bond Symbol: ERJ/27.

For the avoidance of doubt, the execution of the Supplemental Indentures and the matters referred to herein did not result in any change in the security identifiers of the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Chief Financial and Investor Relations Officer